December 12, 2024

Daniel Schumacher
Chief Financial Officer
Proto Labs Inc
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

       Re: Proto Labs Inc
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K furnished November 1, 2024
           File No. 001-35435
Dear Daniel Schumacher:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing